  [WFAF Letterhead]

September 26, 2011

VIA EDGAR CORRESPONDENCE

Linda Stirling, Esq.

Division of Investment Management

U.S. Securities and Exchange Commission (the “Commission”)

100 F Street, NE

Washington, DC  20549

RE:      Response to Comments on POS AMI filings, filed June 27, 2011 and July 25, 2011

Wells Fargo Master Trust

                        File No. 811-09689

Dear Ms. Stirling:

Thank you for your verbal comments and suggestions received on August 4, 2011 and August 30, 2011 to the Registrant’s POS AMI filings made on June 27, 2011 and July 25, 2011 pursuant to Section 8(b) of the Investment Company Act of 1940 (the “1940 Act”). The June 27, 2011 filing was done in order to update only those portfolios with February 28th fiscal year ends, update certain portfolio manager information and to make certain non-material changes.   The July 25, 2011 filing was done in order to remove certain portfolio managers from the Diversified Large Cap Growth Portfolio and to make related changes to the Diversified Large Cap Growth Portfolio's principal investment strategy, and to make certain non-material changes. Please note that the only interestholders of each of the portfolios included in the aforementioned filing are underlying Wells Fargo Advantage Funds.

Part A Comments

Item 9: Investment Objectives, Principal Investments and Strategies, Related Risks and Disclosure of Portfolio Holdings:

Comment 1:    You noted that the Diversified Large Cap Growth Portfolio defines large capitalization companies as companies with market capitalizations within the range of the Russell 1000® Index, and that we disclose the market capitalization range of the Russell 1000® Index as being between $348 million and $275 billion as of June 28, 2010. You stated that the staff views large capitalization companies as companies with market capitalizations of over $10 billion. In light of this fact, you requested that we modify our definition of large capitalization companies or change our characterization of the Portfolio to something other than “large cap”.

Response 1:     The definition of large-capitalization companies for purposes of the Diversified Large Cap Growth Portfolio’s strategy will be revised as follows:

We believe that defining large capitalization companies by reference to the market capitalization range of an index is an appropriate approach for the Fund, as it acknowledges that the concept of “large cap” can be somewhat fluid from year-to-year because of movements in the equity markets as a whole. Furthermore, the Russell 1000® Index is widely recognized throughout the industry as comprising those companies that are considered by the marketplace to be “large cap”. Accordingly, we respectfully decline to make the requested change. We have, however, updated the market capitalization range of the Index as follows:

“We define large capitalization companies as securities of companies with market capitalizations within the range of the Russell 1000® Index. The market capitalization range of the Russell 1000® Index was approximately $526M to $384B as of June 27, 2011 and is expected to change frequently.”

Comment 2:    With respect to the Diversified Fixed Income Portfolio, you requested that we define “total return” as it is used in the first sentence of the Portfolio’s stated investment objective, which states that “The Portfolio seeks to approximate the total return of the fixed income portion of the Dow Jones Target Date Indexes.”

Response 2:     The requested definition has been added as shown below, such that the first sentence of the Portfolio’s investment objective now includes the following (new language in bold):

                        “The Portfolio seeks to approximate the total return (consisting of income and capital appreciation) of the fixed income portion of the Dow Jones Target Date Indexes.”

Comment 3:    With respect to the Diversified Stock Portfolio, you requested that we define “total return” as it is used in the first sentence of the Portfolio’s stated investment objective, which states that “The Portfolio seeks to approximate the total return of the equity portion of the Dow Jones Target Date Indexes.”

Response 3:     The requested definition has been added as shown below, such that the first sentence of the Portfolio’s investment objective now includes the following (new language in bold):

“The Portfolio seeks to approximate the total return (consisting of income and capital appreciation) of the equity portion of the Dow Jones Target Date Indexes.”

*          *          *          *

We make the following representations to you:

the Portfolio is responsible for the adequacy and accuracy of the disclosure in the filing;

staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

the Portfolio may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We will complete a POS AMI filing on or around September 26, 2011 that responds to your comments and makes other non-material changes. Please feel free to call me at (617) 210-3682 if you have any questions or would like any additional information.

                                                                                    Sincerely,

WELLS FARGO FUNDS MANAGEMENT, LLC

                                                                                    /s/ Maureen E. Towle

Senior Counsel